SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1997



Commission file number        1-13159



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                    Page

Independent Auditors' Report                          3

Financial Statements:

  Savings Plan
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1997                4
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1996                5
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1997                               6
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1996                               7
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1995                               8

Notes to Financial Statements                         9

Signatures                                           18

Consent of Independent Public Accountants            19

11-K Schedules
  Schedules I, II, and III are omitted because the required information is included in the financial statements or the ERISA Schedules

ERISA Schedules
  Item 27a - Schedule of Assets Held for Investment
   Purposes                                          Schedule I
  Item 27d - Schedule of Reportable Transactions     Schedule II

                INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits of the Enron Corp. Savings Plan for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              MIR FOX & RODRIGUEZ

Houston, Texas
May 15, 1998

                            ENRON CORP. SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                DECEMBER 31, 1997
                                     Enron Oil &              Fidelity     Fidelity   Fidelity   Vanguard
                         Enron Corp. Gas Company Enron Corp.   Equity      Domestic   Overseas   Lifestyle   Loans to      Total
                         Stock Fund  Stock Fund  Income Fund Income Fund    Funds       Fund      Funds    Participants   All Funds

ASSETS

SHORT-TERM INVESTMENTS  $  5,534,453 $ 1,033,811 $ 8,021,257 $    59,084 $   132,218 $   12,323 $   12,421 $         -  $ 14,805,567

INVESTMENTS
  Common Stock of Enron
   Corp.                 276,878,236           -           -           -           -          -          -           -   276,878,236
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.   39,718,788           -           -           -           -          -          -           -    39,718,788
  Common Stock of Enron
   Oil & Gas Company               -  28,401,335           -           -           -          -          -           -    28,401,335
  Fixed Income Deposit
   Contracts                       -           -  75,824,447           -           -          -          -           -    75,824,447
  Fidelity Equity Income
   Fund                            -           -           -  39,688,579           -          -          -           -    39,688,579
  Fidelity OTC Fund                -           -           -           -  10,736,253          -          -           -    10,736,253
  Fidelity Balanced Fund           -           -           -           -   5,423,994          -          -           -     5,423,994
  Fidelity Growth &
   Income Fund                     -           -           -           -  31,828,706          -          -           -    31,828,706
  Fidelity Magellan Fund           -           -           -           -  20,751,963          -          -           -    20,751,963
  Fidelity Growth Company
   Fund                            -           -           -           -  20,074,399          -          -           -    20,074,399
  Fidelity Overseas Fund           -           -           -           -           -  8,277,977          -           -     8,277,977
  Vanguard Growth
   Portfolio                       -           -           -           -           -          -  4,806,197           -     4,806,197
  Vanguard Conservative Growth
   Portfolio                       -           -           -           -           -          -  1,534,047           -     1,534,047
  Vanguard Moderate Growth
   Portfolio                       -           -           -           -           -          -  2,003,379           -     2,003,379
                         316,597,024  28,401,335  75,824,447  39,688,579  88,815,315  8,277,977  8,343,623           -   565,948,300
RECEIVABLES
  Participant contributions
   and loan payments         672,821     133,875     367,014     241,449     762,433     96,108    110,295           -     2,383,995
  Notes receivable from
   participants                    -           -           -           -           -          -          -  16,390,678    16,390,678
  Transfers between
   funds, net               (733,559)   (804,572)  1,616,684    (106,057)     36,446    (62,621)    53,679           -             -
  Accrued income
   receivable                240,158       6,555      33,943           -           -          -          -           -       280,656
     TOTAL                   179,420    (664,142)  2,017,641     135,392     798,879     33,487    163,974  16,390,678    19,055,329

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $322,310,897 $28,771,004 $85,863,345 $39,883,055 $89,746,412 $8,323,787 $8,520,018 $16,390,678  $599,809,196

The accompanying notes are an integral part of these financial statements.

                            ENRON CORP. SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                DECEMBER 31, 1996
                                     Enron Oil &              Fidelity     Fidelity   Fidelity   Vanguard
                         Enron Corp. Gas Company Enron Corp.   Equity      Domestic   Overseas   Lifestyle   Loans to      Total
                         Stock Fund  Stock Fund  Income Fund Income Fund    Funds       Fund      Funds    Participants   All Funds

ASSETS

SHORT-TERM INVESTMENTS  $  6,087,661 $         - $ 1,621,648 $    42,727 $   100,261 $    9,520 $    7,402 $         -  $  7,869,219

INVESTMENTS
  Common Stock of Enron
   Corp.                 308,117,904           -           -           -           -          -          -           -   308,117,904
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.   41,211,975           -           -           -           -          -          -           -    41,211,975
  Common Stock of Enron
   Oil & Gas Company               -  23,951,620           -           -           -          -          -           -    23,951,620
  Fixed Income Deposit
   Contracts                       -           -  90,565,033           -           -          -          -           -    90,565,033
  Fidelity Equity
   Income Fund                     -           -           -  27,575,783           -          -          -           -    27,575,783
  Fidelity OTC Fund                -           -           -           -   9,158,580          -          -           -     9,158,580
  Fidelity Balanced Fund           -           -           -           -   3,692,157          -          -           -     3,692,157
  Fidelity Growth &
   Income Fund                     -           -           -           -  19,559,722          -          -           -    19,559,722
  Fidelity Magellan Fund           -           -           -           -  15,864,472          -          -           -    15,864,472
  Fidelity Growth Company
   Fund                            -           -           -           -  16,311,839          -          -           -    16,311,839
  Fidelity Overseas Fund           -           -           -           -           -  6,076,877          -           -     6,076,877
  Vanguard Growth Portfolio        -           -           -           -           -          -  2,421,612           -     2,421,612
  Vanguard Conservative
   Growth Portfolio                -           -           -           -           -          -  1,353,737           -     1,353,737
  Vanguard Moderate Growth
   Portfolio                       -           -           -           -           -          -    928,016           -       928,016
                         349,329,879  23,951,620  90,565,033  27,575,783  64,586,770  6,076,877  4,703,365           -   566,789,327
RECEIVABLES
  Participant contributions
   and loan payments         700,499   1,341,012     396,021     161,394     594,843     68,266     53,657           -     3,315,692
  Employer contribution    1,891,176           -           -           -           -          -          -           -     1,891,176
  Notes receivable from
   participants                    -           -           -           -           -          -          -  18,301,902    18,301,902
  Transfers between
   funds, net             (1,068,702)  2,458,237  (1,939,632)    149,951     257,495     68,368     74,283           -             -
  Accrued income
   receivable                251,548       7,550      35,814         173         406         39         31           -       295,561
     TOTAL                 1,774,521   3,806,799  (1,507,797)    311,518     852,744    136,673    127,971  18,301,902    23,804,331

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $357,192,061 $27,758,419 $90,678,884 $27,930,028 $65,539,775 $6,223,070 $4,838,738 $18,301,902  $598,462,877


The accompanying notes are an integral part of these financial statements.

                           ENRON CORP. SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                     Enron Oil &              Fidelity     Fidelity   Fidelity   Vanguard
                         Enron Corp. Gas Company Enron Corp.   Equity      Domestic   Overseas   Lifestyle   Loans to     Total
                         Stock Fund  Stock Fund  Income Fund Income Fund    Funds       Fund      Funds    Participants  All Funds

Participant contribu-
 tions                 $  5,349,548 $ 1,450,552  $ 3,468,164 $ 2,450,503 $ 7,908,498 $1,021,713 $  954,399 $         - $ 22,603,377
Employer contribution             -           -    1,730,793           -           -          -          -           -    1,730,793
Rollovers from other
 qualified plans         28,799,801     174,692    1,209,709     865,200   2,673,185    349,502    674,699           -   34,746,788
Interest income             958,461     136,251    5,165,093      84,285     188,614     17,580     17,720           -    6,568,004
Dividend income           7,485,114     135,060       67,697   2,124,011   3,261,486     81,206    218,447           -   13,373,021
Realized gains on
 sales of investments,
 net                        308,493  (2,137,387)           -     917,388   4,298,415    478,414    446,645           -    4,311,968
Unrealized appreciation
 (depreciation) of
 investments            (14,341,756) (1,103,468)           -   5,651,834   7,419,048     37,007    483,990           -   (1,853,345)
Transfers between
 funds, net             (11,573,854)  4,305,565   (2,634,820)  2,747,158   4,567,531    920,831  1,667,589           -            -
  Total additions        16,985,807   2,961,265    9,006,636  14,840,379  30,316,777  2,906,253  4,463,489           -   81,480,606

Loans to participants,
 net of repayments          494,355     (51,166)   1,144,032      28,331     257,532     72,620    (34,480) (1,911,224)           -
Participant withdrawals (52,157,926) (1,878,938) (14,913,283) (2,890,604) (6,311,551)  (872,925)  (742,457)          -  (79,767,684)
Other, net                 (203,400)    (18,576)     (52,924)    (25,079)    (56,121)    (5,231)    (5,272)          -     (366,603)
  Total deductions      (51,866,971) (1,948,680) (13,822,175) (2,887,352) (6,110,140)  (805,536)  (782,209) (1,911,224) (80,134,287)

NET INCREASE (DECREASE) (34,881,164)  1,012,585   (4,815,539) 11,953,027  24,206,637  2,100,717  3,681,280  (1,911,224)   1,346,319
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  BEGINNING OF PERIOD   357,192,061  27,758,419   90,678,884  27,930,028  65,539,775  6,223,070  4,838,738  18,301,902  598,462,877

  END OF PERIOD        $322,310,897 $28,771,004  $85,863,345 $39,883,055 $89,746,412 $8,323,787 $8,520,018 $16,390,678 $599,809,196


The accompanying notes are an integral part of these financial statements.

                            ENRON CORP. SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                     Enron Oil &              Fidelity     Fidelity   Fidelity   Vanguard
                         Enron Corp. Gas Company Enron Corp.   Equity      Domestic   Overseas   Lifestyle   Loans to     Total
                         Stock Fund  Stock Fund  Income Fund Income Fund    Funds       Fund      Funds    Participants  All Funds

Participant contribu-
 tions                 $  4,987,337 $ 1,389,932  $ 3,855,195 $ 1,836,226 $ 6,339,175 $  758,919 $  335,169 $         - $ 19,501,953
Employer contribution     1,891,176           -            -           -           -          -          -           -    1,891,176
Rollovers from other
 qualified plans         77,871,033     121,374    1,029,173     465,327   2,030,703    118,389    529,587           -   82,165,586
Interest income             570,277     122,907    5,852,285      52,764     156,622     17,796     13,123           -    6,785,774
Dividend income           7,134,792      76,163            -     898,759     864,311     70,663    117,412           -    9,162,100
Realized gains on
 sales of investments,
 net                      4,511,525   1,845,092            -   1,075,056   4,726,844    366,081    177,750           -   12,702,348
Unrealized appreciation
 (depreciation) of
 investments             39,966,992      (6,931)           -   2,608,433   2,851,086    178,154     46,350           -   45,644,084
Transfers between funds,
 net                    (28,286,530)  9,053,281    2,781,113   2,976,500   8,185,154  1,469,467  3,821,015           -            -
  Total additions       108,646,602  12,601,818   13,517,766   9,913,065  25,153,895  2,979,469  5,040,406           -  177,853,021

Loans to participants,
 net of repayments         (465,255)     67,565      (11,357)     25,338    (219,219)    26,975     10,595     565,358            -
Participant withdrawals (63,297,867)   (901,405) (22,134,148) (2,068,072) (3,904,145)  (263,673)  (209,085)          -  (92,778,395)
Other, net                 (232,509)    (18,165)     (59,338)    (18,278)    (42,877)    (4,087)    (3,178)          -     (378,432)
  Total deductions      (63,995,631)   (852,005) (22,204,843) (2,061,012) (4,166,241)  (240,785)  (201,668)    565,358  (93,156,827)

NET INCREASE (DECREASE)  44,650,971  11,749,813   (8,687,077)  7,852,053  20,987,654  2,738,684  4,838,738     565,358   84,696,194
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  BEGINNING OF PERIOD   312,541,090  16,008,606   99,365,961  20,077,975  44,552,121  3,484,386          -  17,736,544  513,766,683

  END OF PERIOD        $357,192,061 $27,758,419  $90,678,884 $27,930,028 $65,539,775 $6,223,070 $4,838,738 $18,301,902 $598,462,877


The accompanying notes are an integral part of these financial statements.

                            ENRON CORP. SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                         Enron Oil &                Fidelity      Fidelity    Fidelity
                            Enron Corp.  Gas Company  Enron Corp.    Equity       Domestic    Overseas     Loans to      Total
                            Stock Fund    Stock Fund  Income Fund  Income Fund     Funds        Fund     Participants   All Funds

Participant contributions  $  4,948,827  $ 1,334,435  $ 4,376,017  $ 1,457,782  $ 2,971,523  $  591,527  $         -  $ 15,680,111
Rollovers from other
 qualified plans             92,708,200       45,554      500,389      140,151    1,119,509      98,834            -    94,612,637
Interest income               1,101,173      100,505    6,016,747       59,273       99,648      17,592            -     7,394,938
Dividend income               6,712,984       69,149            -      418,250      367,208      38,605            -     7,606,196
Realized gains on sales
 of investments, net          9,379,219    2,695,570            -    1,261,408    2,261,473      89,300            -    15,686,970
Unrealized appreciation
 of investments              53,110,909      783,574            -    2,425,313    2,831,764     128,140            -    59,279,700
Transfers between funds,
 net                        (49,551,536)   1,891,261   18,009,015    4,287,042   25,060,935     303,283            -             -
  Total additions           118,409,776    6,920,048   28,902,168   10,049,219   34,712,060   1,267,281            -   200,260,552

Loans to participants,
 net of repayments           (2,587,270)     (21,684)     390,211       49,272     (100,233)     44,284    2,225,420             -
Participant withdrawals     (60,092,119)    (979,892) (22,550,534)  (1,463,943)  (1,288,550)   (108,024)           -   (86,483,062)
Other, net                     (225,476)     (11,549)     (71,669)     (14,485)     (32,140)     (2,514)           -      (357,833)
  Total deductions          (62,904,865)  (1,013,125) (22,231,992)  (1,429,156)  (1,420,923)    (66,254)   2,225,420   (86,840,895)

NET INCREASE                 55,504,911    5,906,923    6,670,176    8,620,063   33,291,137   1,201,027    2,225,420   113,419,657
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  BEGINNING OF PERIOD       257,036,179   10,101,683   92,695,785   11,457,912   11,260,984   2,283,359   15,511,124   400,347,026

  END OF PERIOD            $312,541,090  $16,008,606  $99,365,961  $20,077,975  $44,552,121  $3,484,386  $17,736,544  $513,766,683


The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF THE PLAN

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Enron Corp. Savings
   Plan ("Savings Plan").  Participation in the Savings
   Plan is voluntary and an eligible employee may participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise. The Savings Plan is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA") and the Internal Revenue Code of
   1986, as amended (the "Code").

   From January, 1, 1994 through December 31, 1995, participants in the Savings Plan could allocate their contributions to one or more of the following funds:

     Enron Corp. Stock Fund
     Enron Oil & Gas Company ("EOG") Stock Fund
     Enron Corp. Income Fund
     Fidelity Equity Income Fund
     Fidelity OTC Fund
     Fidelity Balanced Fund
     Fidelity Growth & Income Fund
     Fidelity Magellan Fund
     Fidelity Growth Company Fund
     Fidelity Overseas Fund

   As of January 1, 1996, three additional investment options were added: Vanguard Growth Portfolio, Vanguard
   Conservative Growth Portfolio and Vanguard Moderate
   Growth Portfolio - collectively, the "Vanguard Lifestyle
   Funds."

   The Savings Plan provides for daily account valuations as well as daily changes in contribution percentages, investment choices and transfers between funds, subject to certain limitations.

   Participants who are not considered to be "highly compensated" as set forth in the Code may contribute amounts up to 14% of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14% maximum.

   Participants who are considered to be "highly compensated" may contribute amounts up to 11% of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11%. However, the maximum for before-tax contributions is limited to 8% subject to a maximum contribution amount of $9,500 for the plan year 1997
   (and is adjusted annually thereafter to reflect changes in the cost of living).

   The Savings Plan permits participants to borrow up to 50% of the market value of their accounts, subject to certain limitations. Generally, notes receivable from participants must be repaid within five years. The
   Savings Plan is qualified under Section 401(a) of the Code; withdrawals, distributions, and loans to participants are limited as specified by the Code and related Internal Revenue Service ("IRS") regulations.

   Number of Participants

   The following is a summary of participants in the Savings Plan:

                                          December 31,
                                          1997    1996

   Enron Corp. Stock Fund                7,892   5,870
   Enron Oil & Gas Company Stock Fund    1,879   1,769
   Enron Corp. Income Fund               3,696   3,346
   Fidelity Equity Income Fund           2,580   2,023
   Fidelity Domestic Funds               8,683   6,930
   Fidelity Overseas Fund                1,318     975
   Vanguard Lifestyle Funds              1,227     632

   The total number of participants in the Savings Plan at December 31, 1997 is 9,110 and is less than the sum of the number of participants shown above because many were participating in more than one fund.

2. ACCOUNTING POLICIES

   In accordance with the provisions of the Savings Plan, the financial records and participants' annual valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost.
   The market value of the Enron and EOG stock funds is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement dates. The fixed income deposit contracts are valued at cost plus interest earned as of the financial statement dates. The market value of the Fidelity and Vanguard mutual funds are based upon the net asset value of each such individual fund as of the financial statement dates. The market value of the Enron Corp. Cumulative
   Second Preferred Convertible Stock (the Preferred Stock) is based upon the market value of the equivalent number of Enron Corp. common shares into which the Preferred
   Stock is convertible (see Note 3).

   In accordance with rules established by the Department of Labor, amounts recorded in the financial statements as realized gain or loss on the sale of assets are determined by comparing the sales proceeds to the market value of the assets at the beginning of the plan year or the purchase price, if purchased during the year ("ERISA
   Cost").

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's investment election at the time of repayment; therefore, loans are shown as a receivable of the Savings Plan rather than a receivable of a particular investment fund.
   Additionally, the Savings Plan recognizes unrealized appreciation (depreciation) representing the increase
   (decrease) in the market value over the prior year market value of its investments.

3. INVESTMENTS

   Employee contributions to the Savings Plan are invested as designated by the employee.

   Effective January 1, 1994, the Savings Plan was amended to permit the Enron Corp. Stock Fund to hold shares of the Preferred Stock in addition to Enron Corp. common stock. The Preferred Stock is convertible into Enron
   Corp. common stock at a fixed rate of 13.652 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to or greater than the dividend on the common stock. During
   1994, the Plan exchanged shares of Enron Corp. common stock for 70,000 shares of Preferred Stock at the fixed exchange rate of 13.652 common shares for each preferred share. Distributions from the Enron Corp. Stock Fund continue to be made in shares of Enron Corp. common stock or in cash.

   Fixed income investments are provided by deposit contracts with insurance companies and banks which provide both a guaranteed annual rate of interest and a return of principal at cost as long as withdrawals are in accordance with provisions of the Savings Plan. This type of contract is frequently referred to as a "guaranteed investment contract," or "GIC."
   Negotiations are on a bid basis generally arranged to offer maturities averaging three years. The Enron Corp.
   Income Fund was managed by Fidelity Management Trust
   Company through December 31, 1995 and by Dwight Asset
   Management Company beginning January 1, 1996.  At
   December 31, 1996 and 1997, the interest rates ranged from 5.21% to 7.33%.

   The Fidelity mutual funds are managed by Fidelity
   Investments, a registered investment advisor.

   The Vanguard mutual funds are managed by The Vanguard
   Group, a registered investment advisor.

4. ROLLOVERS FROM OTHER QUALIFIED PLANS

   During 1997 and 1996, participants in the Savings Plan transferred approximately $28.0 million and $77.0 million, respectively, by means of direct trust-to-trust transfers from the Enron Corp. Employee Stock Ownership
   Plan to the Savings Plan.

5. FEDERAL INCOME TAXES

   No provision for Federal income taxes is required since the Savings Plan is a qualified plan under Section
   401(k) and its related trust is tax-exempt under Section
   501(a) of the Code. A favorable determination letter, dated March 5, 1996, was received from the IRS stating that the plan, as amended and restated through December
   31, 1994, is a qualified plan and its related trust is tax-exempt. The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan's administrator and tax counsel believe that the Savings Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

   Enron may deduct for Federal income tax purposes the amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the Savings Plan.
   The participant's taxability is in accordance with the Code. Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59
   1/2, death, or disability, a penalty tax equal to 10% of the amount of the distribution that is includable in the participant's gross income.

6. WITHDRAWALS

   When a participant terminates employment with Enron, such participant may elect to receive a distribution of the balance in his account in the form of a cash payment, except that distributions from the Enron or EOG stock funds may be in the form of a cash payment or in shares of Enron or EOG stock.

7. TRUSTEE

   Northern Trust Company ("Northern") serves as the
   Trustee of the Savings Plan. Enron and the Savings Plan participants pay all of the administrative expenses of the Savings Plan.

8. EMPLOYER CONTRIBUTION

   Effective January 1, 1998, the Savings Plan was amended to provide a non-discretionary match by Enron to the contributions of active employees. The matching contributions will be 50% of the before-tax employee contributions which were not in excess of 2%, 4% and 6%, respectively, of the employee's base monthly pay during the plan year 1998, 1999 and 2000 and thereafter.
   Enron's contribution will be invested primarily in shares of Enron Corp. common stock, except for employees of Enron Oil & Gas Company and its subsidiaries who can elect to have the matching contribution invested in either shares of EOG common stock or Enron Corp. common stock.

   Prior to the amendment, Enron made contributions to the Savings Plan at its discretion. In 1996, Enron contributed approximately $1.9 million which was allocated equally among all full-time employees. In
   1997, an affiliate of Enron contributed approximately
   $1.7 million to the Savings Plan on behalf of its employees.

9. REALIZED GAINS ON SALES OF INVESTMENTS, NET

   A summary of the realized gains (losses) on sales of investments is presented below.

                                                    ERISA         Realized
                                     Proceeds        Cost      Gains/(Losses)
   Year Ended December 31, 1997
     Enron Corp. Stock Fund       $ 40,650,212   $ 40,341,719   $   308,493
     Enron Oil & Gas Company
      Stock Fund                    29,375,788     31,513,175    (2,137,387)
     Fidelity Equity Income
      Fund                           7,701,968      6,784,580       917,388
     Fidelity OTC Fund               3,966,923      3,542,605       424,318
     Fidelity Balanced Fund          3,332,292      2,709,628       622,664
     Fidelity Growth & Income
      Fund                           6,251,207      4,917,025     1,334,182
     Fidelity Magellan Fund          6,411,377      4,910,332     1,501,045
     Fidelity Growth Company
      Fund                           4,997,272      4,581,066       416,206
     Fidelity Overseas Fund          2,878,849      2,400,435       478,414
     Vanguard Growth Portfolio       2,655,612      2,368,501       287,111
     Vanguard Conservative
      Growth Portfolio               1,617,492      1,536,261        81,231
     Vanguard Moderate Growth
      Portfolio                        936,914        858,611        78,303
                                  $110,775,906   $106,463,938   $ 4,311,968

                                                    ERISA         Realized
                                     Proceeds        Cost      Gains/(Losses)
   Year Ended December 31, 1996
     Enron Corp. Stock Fund       $ 88,300,154   $ 83,788,629   $ 4,511,525
     Enron Oil & Gas Company
      Stock Fund                    40,239,108     38,394,016     1,845,092
     Fidelity Equity Income
      Fund                           6,193,824      5,118,768     1,075,056
     Fidelity OTC Fund               3,055,133      1,982,874     1,072,259
     Fidelity Balanced Fund          3,163,330      3,214,912       (51,582)
     Fidelity Growth & Income
      Fund                           6,704,112      5,719,664       984,448
     Fidelity Magellan Fund         10,181,101      8,259,808     1,921,293
     Fidelity Growth Company
      Fund                           4,818,673      4,018,247       800,426
     Fidelity Overseas Fund          2,339,605      1,973,524       366,081
     Vanguard Growth Portfolio       2,297,373      2,168,567       128,806
     Vanguard Conservative
      Growth Portfolio                 824,429        798,339        26,090
     Vanguard Moderate Growth
      Portfolio                        550,511        527,657        22,854
                                  $168,667,353   $155,965,005   $12,702,348

                                                    ERISA         Realized
                                     Proceeds        Cost      Gains/(Losses)
   Year Ended December 31, 1995
     Enron Corp. Stock Fund       $ 79,949,997   $ 70,570,778   $ 9,379,219
     Enron Oil & Gas Company
      Stock Fund                    18,302,620     15,607,050     2,695,570
     Fidelity Equity Income Fund     3,498,486      2,237,078     1,261,408
     Fidelity OTC Fund               1,048,595        658,750       389,845
     Fidelity Balanced Fund          2,069,729      2,152,409       (82,680)
     Fidelity Growth & Income
      Fund                           1,660,717      1,216,028       444,689
     Fidelity Magellan Fund          2,116,322      1,125,914       990,408
     Fidelity Growth Company Fund    1,205,890        686,679       519,211
     Fidelity Overseas Fund          1,683,292      1,593,992        89,300
                                  $111,535,648   $ 95,848,678   $15,686,970

10. FIDELITY DOMESTIC FUNDS

   For presentation in the accompanying financial statements, results for the Fidelity OTC Fund, Balanced
   Fund, Growth & Income Fund, Magellan Fund and Growth
   Company Fund have been combined under the heading
   Fidelity Domestic Funds. Significant activity for each individual fund is as follows:

   Year Ended December 31, 1997
                                                             Growth &
                                      OTC        Balanced      Income
                                      Fund         Fund         Fund

   Contributions                  $1,170,382   $  547,596   $ 2,582,140
   Rollovers                         297,586      170,086     1,219,379
   Interest and dividend income      467,708      170,323       612,557
   Realized gains (losses)           424,318      622,664     1,334,182
   Unrealized appreciation
    (depreciation)                   (76,760)     100,246     4,548,011
   Transfers between funds, net      225,198      482,456     3,856,246
   Loans to participants, net         (5,031)        (304)       65,896
   Participant withdrawals          (976,880)    (339,495)   (1,841,142)
   Other, net                         (6,784)      (3,427)      (20,112)
     Net Increase                 $1,519,737   $1,750,145   $12,357,157

                                                 Growth
                                   Magellan      Company
                                     Fund          Fund        Totals

   Contributions                  $1,741,540   $1,866,840   $ 7,908,498
   Rollovers                         385,063      601,071     2,673,185
   Interest and dividend income      281,593    1,917,919     3,450,100
   Realized gains (losses)         1,501,045      416,206     4,298,415
   Unrealized appreciation
    (depreciation)                 2,212,863      634,688     7,419,048
   Transfers between funds, net      420,908     (417,277)    4,567,531
   Loans to participants, net        131,383       65,588       257,532
   Participant withdrawals        (1,633,162)  (1,520,872)   (6,311,551)
   Other, net                        (13,113)     (12,685)      (56,121)
     Net Increase                 $5,028,120   $3,551,478   $24,206,637

   Year Ended December 31, 1996
                                                             Growth &
                                      OTC        Balanced      Income
                                      Fund         Fund         Fund

   Contributions                  $  832,191   $  475,883   $1,629,233
   Rollovers                         251,080       63,657      731,139
   Interest and dividend income       89,020      214,079      307,721
   Realized gains (losses)         1,072,259      (51,582)     984,448
   Unrealized appreciation
    (depreciation)                   382,983      161,734    1,667,462
   Transfers between funds, net    2,433,754   (1,185,552)   4,925,624
   Loans to participants, net        (31,687)     (55,642)     (48,788)
   Participant withdrawals          (907,975)    (523,293)    (253,294)
   Other, net                         (6,141)      (2,447)     (12,960)
     Net Increase (Decrease)      $4,115,484   $ (903,163)  $9,930,585

                                                   Growth
                                     Magellan      Company
                                       Fund          Fund        Totals

   Contributions                  $ 1,861,836   $ 1,540,032   $ 6,339,175
   Rollovers                          436,934       547,893     2,030,703
   Interest and dividend income       265,340       144,773     1,020,933
   Realized gains (losses)          1,921,293       800,426     4,726,844
   Unrealized appreciation
    (depreciation)                   (438,682)    1,077,589     2,851,086
   Transfers between funds, net    (2,645,465)    4,656,793     8,185,154
   Loans to participants, net         (59,544)      (23,558)     (219,219)
   Participant withdrawals         (1,185,967)   (1,033,616)   (3,904,145)
   Other, net                         (10,493)      (10,836)      (42,877)
     Net Increase                 $   145,252   $ 7,699,496   $20,987,654

   Year Ended December 31, 1995
                                                              Growth &
                                      OTC        Balanced      Income
                                      Fund         Fund         Fund

   Contributions                  $  321,196   $  363,576   $  670,899
   Rollovers                         107,280      125,762      278,149
   Interest and dividend income       10,433      148,153      148,943
   Realized gains (losses)           389,845      (82,680)     444,689
   Unrealized appreciation           170,126      332,664    1,131,850
   Transfers between funds, net    3,003,872    1,788,994    5,892,573
   Loans to participants, net         (9,525)     (30,731)     (14,733)
   Participant withdrawals          (120,982)    (236,718)    (336,970)
   Other, net                         (3,522)      (3,156)      (7,795)
     Net Increase                 $3,868,723   $2,405,864   $8,207,605

                                                  Growth
                                     Magellan     Company
                                       Fund         Fund        Totals

   Contributions                  $ 1,083,232   $  532,620   $ 2,971,523
   Rollovers                          435,179      173,139     1,119,509
   Interest and dividend income       108,520       50,807       466,856
   Realized gains (losses)            990,408      519,211     2,261,473
   Unrealized appreciation            815,699      381,425     2,831,764
   Transfers between funds, net     8,616,680    5,758,816    25,060,935
   Loans to participants, net         (22,843)     (22,401)     (100,233)
   Participant withdrawals           (434,545)    (159,335)   (1,288,550)
   Other, net                         (11,353)      (6,314)      (32,140)
     Net Increase                 $11,580,977   $7,227,968   $33,291,137

11. VANGUARD LIFESTYLE FUNDS

   For presentation in the accompanying financial statements, results for the Vanguard Growth Portfolio, Conservative Growth Portfolio and Moderate Growth
   Portfolio have been combined under the heading Vanguard
   Lifestyle Funds. Significant activity for each individual fund is as follows:

   Year Ended December 31, 1997
                                        Conservative  Moderate
                              Growth       Growth      Growth
                            Portfolio    Portfolio   Portfolio     Totals

   Contributions           $  632,365   $ 114,144   $  207,890   $  954,399
   Rollovers                  386,315     113,028      175,356      674,699
   Interest and dividend
    income                    114,216      58,547       63,404      236,167
   Realized gains             287,111      81,231       78,303      446,645
   Unrealized appreciation
    (depreciation)            309,323      51,539      123,128      483,990
   Transfers between funds,
    net                     1,133,238     (91,220)     625,571    1,667,589
   Loans to participants,
    net                       (26,883)      4,067      (11,664)     (34,480)
   Participant withdrawals   (412,243)   (158,887)    (171,327)    (742,457)
   Other, net                  (3,037)       (969)      (1,266)      (5,272)
     Net Increase          $2,420,405   $ 171,480   $1,089,395   $3,681,280

   Year Ended December 31, 1996
                                        Conservative  Moderate
                              Growth       Growth      Growth
                            Portfolio    Portfolio   Portfolio    Totals

   Contributions           $  228,923   $   34,214   $ 72,032   $  335,169
   Rollovers                  370,242       83,331     76,014      529,587
   Interest and dividend
    income                     63,055       37,061     30,419      130,535
   Realized gains             128,806       26,090     22,854      177,750
   Unrealized appreciation
    (depreciation)             39,442      (17,560)    24,468       46,350
   Transfers between funds,
    net                     1,740,551    1,301,923    778,541    3,821,015
   Loans to participants,
    net                         8,489        3,830     (1,724)      10,595
   Participant withdrawals    (42,628)    (106,455)   (60,002)    (209,085)
   Other, net                  (1,665)        (908)      (605)      (3,178)
     Net Increase          $2,535,215   $1,361,526   $941,997   $4,838,738

                         SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  Philip J. Bazelides
     Chairman of the Administrative Committee




June 22, 1998

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration
Statement Nos. 33-13397 (Enron Corp. Savings Plan) and 33-
34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp.
Savings Plan).



                              MIR FOX & RODRIGUEZ

Houston, Texas
June 22, 1998

                                                                ERISA SCHEDULE I
                                                                  EIN 47-0255140
                                                                    PLAN NO. 333

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                               (c)DESCRIPTION OF INVESTMENT
                                                    SHARES OR   MATURITY   INTEREST
(a)(b) ISSUER                                       PAR VALUE     DATE       RATE     (d)COST      (e)MARKET VALUE

SHORT-TERM INVESTMENTS:
  NORTHERN TRUST      COLLECTIVE STOCK INDEX FUND   9,608,480                        $  9,608,480    $  9,608,480
  SEI                 STABLE ASSET FUND             5,197,087                           5,197,087       5,197,087
     TOTAL                                                                           $ 14,805,567    $ 14,805,567

COMMON STOCKS:
* ENRON CORP.         COMMON STOCK                  6,661,732                        $103,251,244    $276,878,236
* ENRON CORP.         CUMULATIVE SECOND PREFERRED
                       CONVERTIBLE STOCK               70,000                          20,181,998      39,718,788
* ENRON OIL & GAS
   COMPANY            COMMON STOCK                  1,340,476                          29,302,750      28,401,335
  FIDELITY            EQUITY INCOME FUND              757,271                          30,685,789      39,688,579
  FIDELITY            OTC FUND                        320,964                          10,427,177      10,736,253
  FIDELITY            BALANCED FUND                   355,206                           5,209,441       5,423,994
  FIDELITY            GROWTH & INCOME FUND            835,399                          25,325,203      31,828,706
  FIDELITY            MAGELLAN FUND                   217,823                          18,524,828      20,751,963
  FIDELITY            GROWTH COMPANY FUND             463,398                          18,400,765      20,074,399
  FIDELITY            OVERSEAS FUND                   254,394                           8,076,488       8,277,977
  VANGUARD            GROWTH PORTFOLIO                299,638                           4,476,438       4,806,197
  VANGUARD            CONSERVATIVE GROWTH PORTFOLIO   114,481                           1,487,402       1,534,047
  VANGUARD            MODERATE GROWTH PORTFOLIO       135,272                           1,866,779       2,003,379
     TOTAL                                                                           $277,216,302    $490,123,853

*Designates party-in-interest


                                                                ERISA SCHEDULE I
                                                                  EIN 47-0255140
                                                                    PLAN NO. 333

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                               (c)DESCRIPTION OF INVESTMENT
                                         SHARES OR  MATURITY   INTEREST
(a)(b) ISSUER                            PAR VALUE    DATE       RATE    (d)COST   (e)MARKET VALUE

FIXED INCOME DEPOSIT CONTRACTS:
  ALLSTATE              GA-5826        $ 4,658,128   6/30/98    6.30%   $4,658,128   $ 4,658,128
  J.P. MORGAN           Enron-02         3,801,697  10/15/98    6.98%    3,801,697     3,801,697
  JOHN HANCOCK MUTUAL
   LIFE INSURANCE CO.   GAC 7374         7,567,881   3/31/00    6.49%    7,567,881     7,567,881
  NEW YORK LIFE         GA-30282         5,206,827  12/31/98    6.04%    5,206,827     5,206,827
  PEOPLES SECURITY      BDA00149TR-1     8,032,264   5/15/01    7.12%    8,032,264     8,032,264
  PEOPLES SECURITY      BDA00149TR-2     3,912,167  11/15/00    7.22%    3,912,167     3,912,167
  PEOPLES SECURITY      BDA00149TR-6     3,779,965  01/20/04    6.44%    3,779,965     3,779,965
  PEOPLES SECURITY      BDA00437FR       4,471,938   6/30/99    7.33%    4,471,938     4,471,938
  PRINCIPAL MUTUAL      4-20383          4,595,142   9/18/00    6.30%    4,595,142     4,595,142
  PROTECTIVE LIFE       GA-1206          4,186,147   3/31/98    6.20%    4,186,147     4,186,147
  PROVIDENT LIFE AND
   ACCIDENT INSURANCE   627-5578         5,232,738   1/31/99    5.21%    5,232,738     5,232,738
  STATE STREET          97053            8,045,933  10/15/05    7.06%    8,045,933     8,045,933
  SUNLIFE OF CANADA
   INSURANCE            S-0885-G        10,556,201   6/30/00    5.42%   10,556,201    10,556,201
  TRANSAMERICA
   OCCIDENTAL LIFE      51362               34,453  12/15/01    6.10%       34,453        34,453
  TRANSAMERICA          51313-00         1,742,966  12/31/99    6.15%    1,742,966     1,742,966
     TOTAL                                                             $75,824,447   $75,824,447

LOANS TO PARTICIPANTS:
  PLAN PARTICIPANTS LOANS   Interest rate at prime plus one            $         -   $16,390,678

                                                          ERISA SCHEDULE II
                                                             EIN 47-0255140
                                                               PLAN NO. 333

                         ENRON CORP. SAVINGS PLAN

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1997


                  (b)DESCRIPTION OF ASSET
                                          NUMBER OF    (c)PURCHASE    (d)SELLING     (j)NET GAIN/
(a)IDENTITY OF PARTY                    TRANSACTIONS       PRICE         PRICE           (LOSS)

NORTHERN TRUST        COLLECTIVE STOCK
                       INDEX FUND
                         PURCHASES           411       $231,093,414
                         SALES               435        229,383,802   $229,383,802   $         -

ENRON CORP.           COMMON STOCK
                         PURCHASES            11         23,182,575
                         SALES                24         15,288,011     40,650,213    25,362,202

ENRON OIL & GAS CO.   COMMON STOCK
                         PURCHASES            49         38,004,349
                         SALES                49         31,345,250     29,375,788    (1,969,462)


NOTE: This schedule is a listing of series of transactions in the same security which exceeded 5% of the market value of Plan assets held on January 1, 1997, which totaled $598,462,877. The trustee initiates and consummates all investment transactions. There were no reportable single transactions which exceed 5% of the market value of Plan assets held on January 1, 1997. There were no reportable broker transactions.